Exhibit 99.77(i)

ITEM 77I – Terms of New or Amended Securities

1.

At the March 14, 2013 Board Meeting, the Board of Directors of ING Variable Portfolios, Inc. (“IVPI”) approved the renewal of the 12b-1Plan fee waiver letter arrangements under which IID waives a portion of its fees with respect to certain share classes of series of IVPI.  The 12b-1Plan fee waiver letter agreements provide that IID will waive:  (1) an amount equal to 0.01% per annum on the average daily net assets attributable to Adviser Class shares of ING International Index Portfolio; and (2) 0.10% per annum, computed based on the average daily net assets attributable to Service 2 Class shares of the series of IVPI.  These 12b-1Plan fee waiver letter arrangements ere renewed for an additional one-year period through May 1, 2014.